UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5    )*

       Cyberoptics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232517102
(CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France Ave. S.
 Suite 500
Edina, MN 55435 (612) 841-0400
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

 08/17/00
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- 1(b)(3) or (4), check the following box [      ].


Check the following box if a fee is being paid with the statement [      ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SCHEDULE 13D

CUSIP No. 		232517102				Page 1 of 3

l) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person

Kopp Investment Advisors, Inc.
I.D. No. 41-1663810

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

 OO: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)     [     ]

6) Citizenship or Place of Organization

Minnesota

Number of shares		7) Sole Voting Power:   481,000
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power:	0

9) Sole Dispositive Power:	270,000

10) Shared Dispositive Power:
1,290,212

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person
1,560,212

12) Check Box if the Aggregate Amount in Row (11) Excludes
  	       Certain Shares*        [    ]

13)  Percent of Class Represented by Amount in Row (11)
                                                       19.7%

14)  Type of Reporting Person	IA




SCHEDULE 13D

CUSIP No		232517102				Page 2 of 3

l) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Person

Kopp Holding Company
I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)     [   ]

6) Citizenship or Place of Organization

Minnesota

Number of shares		7) Sole Voting Power:	0
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power: 	0

9) Sole Dispositive Power:	0

10) Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person

1,560,212

12)  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*      [  ]

13)  Percent of Class Represented by Amount in Row (11)

                                                           19.7%

14)  Type of Reporting Person	HC



SCHEDULE 13D

CUSIP No.		232517102				Page 3 of 3

l) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person

LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [  ]

6) Citizenship or Place of Organization

United States

Number of shares		7) Sole Voting Power:   129,000
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power:	0

9) Sole Dispositive Power:	129,000

10) Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person
       1,689,212

12)  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*         [       ]

13)  Percent of Class Represented by Amount in Row (11)

21.3%

14)  Type of Reporting Person	IN






Item 1.  Security and Issuer

This statement relates to the common stock, no par value ("Common Stock"), of Cyberoptics Corporation, a Minnesota corporation ("Company"), whose principal executive offices are located at 5900 Golden Hills Drive, Minneapolis, MN 55416. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,939,067 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 10, 2000, as stated in the Company's Form 10-Q for the quarter ended June 30, 2000.
Unless otherwise indicated, the holdings reported herein are as of the close of business on August 17, 2000.

Item 2.  Identity and Background

(a) This statement is filed by Kopp Investment Advisors, Inc.
("KIA"), with respect to shares of Common Stock beneficially owned directly by it and held in discretionary accounts managed by KIA; Kopp Holding Company ("KHC"), solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; and LeRoy C. Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are sometimes referred to as "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including the Kopp Emerging Growth Fund, a registered investment company incorporated under Minnesota law. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KIA and KHC are Minnesota corporations. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr.
Kopp, which includes shares beneficially owned by the other
 Reporting Persons, at August 17, 2000, was $19,984,266.54. The shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts. The shares beneficially owned directly by Mr. Kopp were purchased with his investment capital or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this statement were made for the purpose of each such person's personal investment.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any client or shareholder thereof is a member of a "group" for any purpose legally, factually, or otherwise.





Item 5.  Interest in Securities of the Issuer

(a) Through its own investment account, KIA is the direct owner of 7,500 shares, or approximately .1%, of the Common Stock. By virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 1,552,712 shares, or 19.6%, of the Common Stock. KIA has sole voting power over its investment account and, by special agreement, over a small percentage of the shares managed for clients. Under its standard investment agreement, KIA does not vote its clients' shares. By virtue of the relationships described in Item 2 of this statement, KHC and Mr. Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.

Mr. Kopp's direct beneficial ownership comprises Common Stock held in the Kopp Family Foundation ("KFF"), for which he serves as director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); and held directly by him. KFF is the direct owner of 37,500 shares, or less than 1%, of the Common Stock. The IRA is the direct owner of 61,500 shares, or less than 1%, of the Common Stock. Mr. Kopp owns directly 30,000 shares. In the aggregate, including the shares beneficially owned by KIA, Mr. Kopp may be deemed beneficially to own a total of 1,689,212 shares, or 21.3%, of the Common Stock.

(b) KIA has sole power to vote 481,000 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the Common Stock owned by them. KIA has sole power to dispose of 270,000 shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him.

(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d) With the exception of the clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).


Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:                08/22/00

KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:        Chief Financial Officer

KOPP HOLDING COMPANY

BY:

TITLE:            Chief Financial Officer

LEROY C. KOPP




Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the
Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common
Stock (as defined) and to the attachment of this agreement to the
Schedule 13D as Exhibit 1 thereto.  IN WITNESS WHEREOF, the
undersigned hereby execute this Agreement this     22nd        day of
August, 2000


KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:            President

KOPP HOLDING COMPANY

BY:

TITLE:            President

LEROY C. KOPP





Schedule A

List of Directors, Executive Officers, and Control Persons


LeRoy C. Kopp, individually, and as sole director and president of Kopp Investment Advisors, Inc. and Kopp Holding Company

John P. Flakne as chief financial officer of KIA and KHC



Kopp Investment Advisors - Schedule B

 Daily Trade Report
" June 19, 2000 through August 17, 2000 "

Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price

08-17-00	KIA	SELL	100	cybe	28.76
08-16-00	KIA	SELL	150	cybe	28.75
08-16-00	KIA	SELL	300	cybe	30.00
08-15-00	KIA	SELL	200	cybe	33.19
08-14-00	KIA	SELL	250	cybe	32.81
08-11-00	KIA	SELL	250	cybe	34.10
08-11-00	KIA	SELL	250	cybe	33.66
08-11-00	KIA	SELL	100	cybe	33.50
08-09-00	KIA	SELL	300	cybe	39.86
08-08-00	KIA	SELL	500	cybe	38.74
08-08-00	KIA	BUY	2000	cybe	40.88
08-08-00	KIA	BUY	3000	cybe	40.88
08-08-00	KIA	BUY	3000	cybe	40.88
08-08-00	KIA	BUY	3000	cybe	39.81
08-08-00	KIA	BUY	2000	cybe	39.00
08-07-00	KIA	BUY	5000	cybe	34.38
08-07-00	KIA	BUY	2500	cybe	35.06
08-04-00	KIA	SELL	500	cybe	34.30
08-04-00	KIA	BUY	500	cybe	35.13
08-03-00	KIA	BUY	100	cybe	33.88
08-03-00	KIA	BUY	400	cybe	34.00
08-02-00	KIA	BUY	500	cybe	35.69
08-02-00	KIA	SELL	500	cybe	35.25
08-01-00	KIA	SELL	200	cybe	35.75
07-31-00	KIA	BUY	150	cybe	34.00
07-31-00	KIA	SELL	200	cybe	34.12
07-31-00	KIA	SELL	100	cybe	34.25
07-27-00	KIA	SELL	250	cybe	46.25
07-27-00	KIA	SELL	350	cybe	46.00
07-27-00	KIA	SELL	300	cybe	47.87
07-27-00	KIA	SELL	150	cybe	47.50
07-27-00	KIA	SELL	300	cybe	47.37
07-27-00	KIA	BUY	500	cybe	48.25
07-27-00	KIA	SELL	150	cybe	47.87
07-27-00	KIA	BUY	100	cybe	48.00
07-27-00	KIA	BUY	1900	cybe	48.00
07-26-00	KIA	SELL	100	cybe	49.00
07-26-00	KIA	SELL	250	cybe	47.75
07-26-00	KIA	SELL	500	cybe	48.12
07-26-00	KIA	SELL	300	cybe	45.87
07-25-00	KIA	SELL	250	cybe	44.60
07-25-00	KIA	BUY	400	cybe	45.88
07-25-00	KIA	SELL	300	cybe	44.37
07-25-00	KIA	SELL	100	cybe	44.37
07-25-00	KIA	SELL	200	cybe	44.87
07-25-00	KIA	SELL	250	cybe	44.60
07-25-00	KIA	SELL	250	cybe	44.62
07-24-00	KIA	BUY	1000	cybe	44.00
07-24-00	KIA	BUY	350	cybe	43.69
07-24-00	KIA	SELL	200	cybe	43.50
07-24-00	KIA	SELL	200	cybe	43.50
07-22-00	KIA	BUY	100	cybe	45.19
07-22-00	KIA	BUY	900	cybe	45.25
07-21-00	KIA	SELL	250	cybe	44.98
07-20-00	KIA	SELL	450	cybe	43.37
07-20-00	KIA	SELL	250	cybe	42.37
07-20-00	KIA	SELL	300	cybe	42.87
07-19-00	KIA	SELL	250	cybe	39.98
07-19-00	KIA	SELL	150	cybe	40.25
07-19-00	KIA	SELL	250	cybe	39.85
07-18-00	KIA	SELL	500	cybe	38.11
07-18-00	KIA	SELL	200	cybe	38.19
07-17-00	KIA	SELL	1600	cybe	43.25
07-17-00	KIA	SELL	600	cybe	43.62
07-17-00	KIA	SELL	200	cybe	43.48
07-17-00	KIA	SELL	200	cybe	43.62
07-17-00	KIA	SELL	500	cybe	43.62
07-14-00	KIA	SELL	100	cybe	47.69
07-14-00	KIA	SELL	300	cybe	44.06
07-14-00	KIA	SELL	250	cybe	44.00
07-13-00	KIA	SELL	750	cybe	47.62
07-13-00	KIA	SELL	750	cybe	47.62
07-13-00	KIA	SELL	500	cybe	46.72
07-13-00	KIA	BUY	200	cybe	47.88
07-12-00	KIA	SELL	300	cybe	48.19
07-12-00	KIA	SELL	200	cybe	48.37
07-12-00	KIA	SELL	250	cybe	48.79
07-12-00	KIA	SELL	300	cybe	48.87
07-11-00	KIA	SELL	250	cybe	47.00
07-11-00	KIA	SELL	500	cybe	48.69
07-10-00	KIA	SELL	250	cybe	46.12
07-10-00	KIA	SELL	200	cybe	43.66
07-10-00	KIA	SELL	300	cybe	44.48
07-10-00	KIA	SELL	250	cybe	44.75
07-10-00	KIA	SELL	150	cybe	44.50
07-10-00	KIA	SELL	250	cybe	43.69
07-10-00	KIA	SELL	750	cybe	46.62
07-07-00	KIA	SELL	250	cybe	49.72
07-07-00	KIA	SELL	200	cybe	50.12
07-07-00	KIA	SELL	250	cybe	50.00
07-07-00	KIA	SELL	1000	cybe	49.75
07-07-00	KIA	SELL	100	cybe	49.31
07-07-00	KIA	SELL	150	cybe	50.00
07-07-00	KIA	SELL	750	cybe	49.62
07-07-00	KIA	SELL	1000	cybe	47.97
07-07-00	KIA	SELL	750	cybe	49.89
07-07-00	KIA	SELL	750	cybe	49.75
07-07-00	KIA	SELL	750	cybe	49.89
07-06-00	KIA	SELL	100	cybe	46.08
07-06-00	KIA	SELL	300	cybe	46.74
07-06-00	KIA	SELL	350	cybe	44.81
07-06-00	KIA	SELL	300	cybe	45.87
07-06-00	KIA	SELL	300	cybe	45.56
07-06-00	KIA	SELL	300	cybe	45.56
07-06-00	KIA	SELL	500	cybe	47.50
07-06-00	KIA	SELL	300	cybe	45.12
07-05-00	KIA	SELL	300	cybe	43.06
07-05-00	KIA	SELL	1000	cybe	44.50
07-05-00	KIA	SELL	250	cybe	42.56
06-30-00	KIA	SELL	300	cybe	46.37
06-30-00	KIA	SELL	250	cybe	46.31
06-30-00	KIA	SELL	250	cybe	46.87
06-30-00	KIA	SELL	100	cybe	46.31
06-30-00	KIA	SELL	100	cybe	47.01
06-30-00	KIA	SELL	10000	cybe	46.19
06-30-00	KIA	SELL	250	cybe	46.31
06-29-00	KIA	SELL	150	cybe	43.50
06-29-00	KIA	SELL	500	cybe	45.00
06-29-00	KIA	SELL	500	cybe	45.00
06-29-00	KIA	SELL	250	cybe	41.48
06-29-00	KIA	SELL	100	cybe	42.00
06-29-00	KIA	SELL	500	cybe	42.00
06-29-00	KIA	SELL	100	cybe	47.00
06-28-00	KIA	SELL	200	cybe	38.06
06-28-00	KIA	SELL	500	cybe	38.12
06-28-00	KIA	SELL	100	cybe	37.95
06-28-00	KIA	SELL	300	cybe	39.25
06-28-00	KIA	SELL	300	cybe	38.12
06-28-00	KIA	SELL	300	cybe	38.12
06-28-00	KIA	SELL	500	cybe	38.50
06-28-00	KIA	SELL	350	cybe	38.50
06-27-00	KIA	SELL	250	cybe	37.61
06-27-00	KIA	SELL	200	cybe	37.62
06-27-00	KIA	SELL	250	cybe	37.87
06-27-00	KIA	SELL	100	cybe	38.06
06-27-00	KIA	SELL	300	cybe	38.00
06-27-00	KIA	SELL	500	cybe	37.87
06-27-00	KIA	SELL	250	cybe	37.56
06-27-00	KIA	SELL	150	cybe	37.50
06-27-00	KIA	SELL	150	cybe	37.72
06-27-00	KIA	SELL	100	cybe	37.82
06-27-00	KIA	SELL	100	cybe	38.00
06-27-00	KIA	SELL	5000	cybe	37.75
06-27-00	KIA	SELL	100	cybe	37.62
06-27-00	KIA	SELL	300	cybe	37.98
06-27-00	KIA	SELL	300	cybe	37.98
06-27-00	KIA	SELL	250	cybe	37.98
06-26-00	KIA	SELL	100	cybe	37.50
06-26-00	KIA	SELL	300	cybe	37.75
06-26-00	KIA	SELL	750	cybe	37.87
06-26-00	KIA	SELL	300	cybe	37.05
06-26-00	KIA	SELL	300	cybe	37.62
06-26-00	KIA	SELL	250	cybe	37.06
06-26-00	KIA	SELL	250	cybe	37.37
06-26-00	KIA	SELL	500	cybe	37.06
06-23-00	KIA	SELL	100	cybe	39.12
06-23-00	KIA	SELL	100	cybe	39.00
06-23-00	KIA	SELL	200	cybe	39.12
06-23-00	KIA	SELL	250	cybe	39.12
06-23-00	KIA	SELL	5000	cybe	39.07
06-23-00	KIA	SELL	200	cybe	39.00
06-23-00	KIA	SELL	500	cybe	38.50
06-22-00	KIA	SELL	100	cybe	39.06
06-22-00	KIA	SELL	350	cybe	39.12
06-22-00	KIA	SELL	200	cybe	39.44
06-22-00	KIA	SELL	250	cybe	39.12
06-22-00	KIA	SELL	200	cybe	39.38
06-22-00	KIA	SELL	200	cybe	39.25
06-22-00	KIA	SELL	200	cybe	39.00
06-22-00	KIA	SELL	200	cybe	39.00
06-22-00	KIA	SELL	250	cybe	39.44
06-22-00	KIA	SELL	300	cybe	39.25
06-22-00	KIA	SELL	300	cybe	39.23
06-22-00	KIA	SELL	500	cybe	39.25
06-22-00	KIA	SELL	250	cybe	39.25
06-22-00	KIA	SELL	250	cybe	39.00
06-22-00	KIA	SELL	0	cybe	39.54
06-21-00	KIA	SELL	350	cybe	36.93
06-21-00	KIA	SELL	100	cybe	33.31
06-21-00	KIA	SELL	250	cybe	33.31
06-21-00	KIA	SELL	350	cybe	36.06
06-21-00	KIA	SELL	250	cybe	36.06
06-21-00	KIA	SELL	75	cybe	37.00
06-21-00	KIA	SELL	350	cybe	36.06
06-21-00	KIA	SELL	100	cybe	36.12
06-21-00	KIA	SELL	250	cybe	37.19
06-21-00	KIA	SELL	250	cybe	37.00
06-21-00	KIA	SELL	300	cybe	36.00
06-21-00	KIA	SELL	300	cybe	36.48
06-21-00	KIA	SELL	250	cybe	36.00
06-21-00	KIA	SELL	300	cybe	37.99
06-21-00	KIA	SELL	100	cybe	37.00
06-21-00	KIA	SELL	250	cybe	36.75
06-21-00	KIA	SELL	100	cybe	37.00
06-21-00	KIA	SELL	300	cybe	37.00
06-21-00	KIA	SELL	300	cybe	36.75
06-20-00	KIA	SELL	500	cybe	33.75
06-20-00	KIA	SELL	50	cybe	34.19
06-20-00	KIA	SELL	100	cybe	34.19
06-20-00	KIA	SELL	200	cybe	34.25
06-20-00	KIA	SELL	500	cybe	34.86
06-20-00	KIA	SELL	250	cybe	34.25
06-20-00	KIA	SELL	100	cybe	34.08
06-20-00	KIA	SELL	250	cybe	34.19
06-20-00	KIA	SELL	250	cybe	34.06
06-20-00	KIA	SELL	200	cybe	34.06
06-20-00	KIA	SELL	250	cybe	34.50
06-20-00	KIA	SELL	250	cybe	33.75
06-20-00	KIA	SELL	2500	cybe	33.62
06-20-00	KIA	SELL	500	cybe	34.24
06-20-00	KIA	SELL	150	cybe	34.22
06-20-00	KIA	SELL	250	cybe	34.85
06-20-00	KIA	SELL	300	cybe	34.86
06-20-00	KIA	SELL	75	cybe	33.56
06-20-00	KIA	SELL	750	cybe	34.62
06-20-00	KIA	SELL	200	cybe	33.37
06-20-00	KIA	SELL	300	cybe	33.37
06-20-00	KIA	SELL	250	cybe	33.37
06-20-00	KIA	SELL	1000	cybe	33.37
06-19-00	KIA	SELL	250	cybe	34.19
06-19-00	KIA	SELL	250	cybe	37.00
06-19-00	KIA	SELL	250	cybe	37.00
06-19-00	KIA	SELL	250	cybe	36.92
06-19-00	KIA	SELL	300	cybe	37.00
06-19-00	KIA	SELL	250	cybe	37.00
06-19-00	KIA	SELL	100	cybe	36.37
06-19-00	KIA	SELL	2150	cybe	35.38
06-19-00	KIA	SELL	150	cybe	36.72
06-19-00	KIA	SELL	200	cybe	36.19
06-19-00	KIA	SELL	250	cybe	35.85
06-19-00	KIA	SELL	500	cybe	36.75
06-19-00	KIA	SELL	250	cybe	36.60
06-19-00	KIA	SELL	300	cybe	36.62
06-19-00	KIA	SELL	300	cybe	36.62